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                             UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              FORM  N-17f-2

                Certificate of Accounting of Securities and
                   Similar Investments in the Custody of
                      Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
1. Investment Company Act File Number:                                                             Date examination completed:
811-8644                                                                                           08-31-01
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2. State identification Number:
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   AL                   AK                      AZ                      AR                      CA                      CO
   CT                   DE                      DC                      FL                      GA                      HI
   ID                   IL                      IN                      IA                      KS                      KY
   LA                   ME                      MD                      MA                      MI                      MN
   MS                   MO                      MT                      NE                      NV                      NH
   NJ                   NM                      NY                      NC                      ND                      OH
   OK                   OR                      PA                      RI                      SC                      SD
   TN                   TX                      UT                      VT                      VA                      WA
   WV                   WI                      WY                      PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

The Victory Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

BISYS Fund Services, 3435 Stelzer Road, Columbus, Ohio 43219
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.


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[LOGO] PricewaterhouseCoopers

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                                 [LETTERHEAD]

                       Report of Independent Accountants


To the Trustees of
 The Victory Variable Insurance Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Victory Variable Insurance Funds' (constituting the Investment Quality Bond Fund, Diversified Stock Fund, and Small Company Opportunity Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2001. Management is responsible for The Victory Variable Insurance Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about The Victory Variable Insurance Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about The Victory Variable Insurance Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001, and with respect to agreement of security purchases and sales, for the period from March 9, 2001 (the date of our last examination), August 31, 2001:

- Count and inspection of all securities located in the vault of Key Trust Company of Ohio, National Association in Cleveland, Ohio, without prior notice to management;

- Confirmation of all securities held by institutions in book entry form the Federal Reserve Bank of Cleveland, the Depository Trust Company, or the Participants Trust Company;

- Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

- Reconciliation of all such securities to the books and records of The Victory Variable Insurance Funds and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of The Victory Variable Insurance Funds' compliance with specified requirements.

In our opinion, management's assertion that The Victory Variable Insurance Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001, with respect to securities reflected in the investment account of The Victory Variable Insurance Funds are fairly stated, in all material respects.
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[LOGO] PricewaterhouseCoopers

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

October 25, 2001

/s/ PricewaterhouseCoopers LLP

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    Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940

We, as members of management of The Victory Variable Insurance Funds (constituting Investment Quality Bond Fund, Diversified Stock Fund, and Small Company Opportunity Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of The Victory Variable Insurance Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2001, and from March 9, 2001, through August 31, 2001.

Based on this evaluation, we assert that The Variable Insurance Funds were in compliance with the requirements of subsections (b) and (c) March 9, 2001, through August 31, 2001, with respect to securities reflected in the investment account of The Victory Variable Insurance Funds.

The Victory Variable Insurance Funds








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